SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2019

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Vaca Muerta Field Trip Presentation

JUNE 2019 VACA MUERTA FIELD TRIP

Safe
harbor
statement
under
the
US
Private
Securities
Litigation
Reform
Act
of
1995.
This
document
contains
statements
that
YPF
believes
constitute
forward-looking
statements
within
the
meaning
of
the
US
Private
Securities
Litigation
Reform
Act
of
1995.
These
forward-looking
statements
may
include
statements
regarding
the
intent,
belief,
plans,
current
expectations
or
objectives
of
YPF
and
its
management,
including
statements
with
respect
to
YPF’s
future
financial
condition,
financial,
operating,
reserve
replacement
and
other
ratios,
results
of
operations,
business
strategy,
geographic
concentration,
business
concentration,
production
and
marketed
volumes
and
reserves,
as
well
as
YPF’s
plans,
expectations
or
objectives
with
respect
to
future
capital
expenditures,
investments,
expansion
and
other
projects,
exploration
activities,
ownership
interests,
divestments,
cost
savings
and
dividend
payout
policies.
These
forward-looking
statements
may
also
include
assumptions
regarding
future
economic
and
other
conditions,
such
as
future
crude
oil
and
other
prices,
refining
and
marketing
margins
and
exchange
rates.
These
statements
are
not
guarantees
of
future
performance,
prices,
margins,
exchange
rates
or
other
events
and
are
subject
to
material
risks,
uncertainties,
changes
and
other
factors
which
may
be
beyond
YPF’s
control
or
may
be
difficult
to
predict.
YPF’s
actual
future
financial
condition,
financial,
operating,
reserve
replacement
and
other
ratios,
results
of
operations,
business
strategy,
geographic
concentration,
business
concentration,
production
and
marketed
volumes,
reserves,
capital
expenditures,
investments,
expansion
and
other
projects,
exploration
activities,
ownership
interests,
divestments,
cost
savings
and
dividend
payout
policies,
as
well
as
actual
future
economic
and
other
conditions,
such
as
future
crude
oil
and
other
prices,
refining
margins
and
exchange
rates,
could
differ
materially
from
those
expressed
or
implied
in
any
such
forward-looking
statements.
Important
factors
that
could
cause
such
differences
include,
but
are
not
limited
to,
oil,
gas
and
other
price
fluctuations,
supply
and
demand
levels,
currency
fluctuations,
exploration,
drilling
and
production
results,
changes
in
reserves
estimates,
success
in
partnering
with
third
parties,
loss
of
market
share,
industry
competition,
environmental
risks,
physical
risks,
the
risks
of
doing
business
in
developing
countries,
legislative,
tax,
legal
and
regulatory
developments,
economic
and
financial
market
conditions
in
various
countries
and
regions,
political
risks,
wars
and
acts
of
terrorism,
natural
disasters,
project
delays
or
advancements
and
lack
of
approvals,
as
well
as
those
factors
described
in
the
filings
made
by
YPF
and
its
affiliates
with
the
Securities
and
Exchange
Commission,
in
particular,
those
described
in
“Item
3.
Key
Information—Risk
Factors”
and
“Item
5.
Operating
and
Financial
Review
and
Prospects”
in
YPF’s
Annual
Report
on
Form
20-
F
for
the
fiscal
year
ended
December
31,
2018
filed
with
the
US
Securities
and
Exchange
Commission.
In
light
of
the
foregoing,
the
forward-looking
statements
included
in
this
document
may
not
occur.
Except
as
required
by
law,
YPF
does
not
undertake
to
publicly
update
or
revise
these
forward-looking
statements
even
if
experience
or
future
changes
make
it
clear
that
the
projected
performance,
conditions
or
events
expressed
or
implied
therein
will
not
be
realized.
These
materials
do
not
constitute
an
offer
to
sell
or
the
solicitation
of
any
offer
to
buy
any
securities
of
YPF
S.A.
in
any
jurisdiction.
Securities
may
not
be
offered
or
sold
in
the
United
States
absent
registration
with
the
U.S.
Securities
and
Exchange
Commission
or
an
exemption
from
such
registration.
Cautionary
Note
to
U.S.
Investors
—
The
United
States
Securities
and
Exchange
Commission
permits
oil
and
gas
companies,
in
their
filings
with
the
SEC,
to
separately
disclose
proved,
probable
and
possible
reserves
that
a
company
has
determined
in
accordance
with
the
SEC
rules.
We
may
use
certain
terms
in
this
presentation,
such
as
resources,
that
the
SEC’s
guidelines
strictly
prohibit
us
from
including
in
filings
with
the
SEC.
U.S.
Investors
are
urged
to
consider
closely
the
disclosure
in
our
Form
20-F,
File
No.
1-12102
available
on
the
SEC
website
www.sec.gov.
Our
estimates
of
EURs,
included
in
our
Development
Costs,
are
by
their
nature
more
speculative
than
estimates
of
proved,
probable
and
possible
reserves
and
accordingly
are
subject
to
substantially
greater
risk
of
being
actually
realized,
particularly
in
areas
or
zones
where
there
has
been
limited
history.
Actual
locations
drilled
and
quantities
that
may
be
ultimately
recovered
from
our
concessions
will
differ
substantially.
Ultimate
recoveries
will
be
dependent
upon
numerous
factors
including
actual
encountered
geological
conditions
and
the
impact
of
future
oil
and
gas
pricing.

IMPORTANT NOTICE

AGENDA INTRODUCTION YPF SHALE ACTIVITY SHALE OIL PROJECTS 01 02 03 INFRASTRUCTURE MILESTONES & FUTURE CHALLENGES 04 05 3

VACA MUERTA STRATEGY
ACREAGE
(MM ACRES)
Achieve all these
objectives with the
highest standards in
safety and sustainability
3.4
2.7
1.7
1.2
1.3
0.7
Oil
Gas
VM Acreage
YPF Gross
YPF Net
Accelerate development activity
in Loma Campana
Replicate the success in La
Amarga
Chica and Bandurria Sur
Expand the boundaries of
Vaca
Muerta
oil through pilots
Prepare next
wave of
developments
Evaluate different alternatives to
unlock shale gas potential

VACA MUERTA LEARNING CURVE

OIL PRODUCTION / DRILLING RIGS
OPTIMIZATION
MIGRATION
TO
HORIZONTAL
WELLS
3
4
4
5
5
6
6
7
7
8
9
1010
12
1313
14
15
17
18
191919191919
2222
2525
26
25
242424
23
2424
25
26
27
24
25
2424
23
22
21
16
15
121212
10
9
9
9
8
8
7
7
7
8
7
7
7
8
8
6
8
8
9
10
111111111111
101010
9
9
11
12
15
0
5
10
15
20
25
30
0
10
20
30
40
50
60
70
Rigs -
RHS
Oil Production (Kbbl/d)
59
11

~2bn
2019 CAPEX
Operated
Gross YPF
720
June 2019
OPERATED
ACTIVE WELLS
VM wells
TOTAL PRODUCTION
Operated Gross YPF (Avg. June 2019)
61.4
Kbbl/d
Oil
9.6
Mm
3
/d
Gas
VACA MUERTA ACTIVITY
STRATEGIC
PARTNERS
USD
6
17
OPERATED
DRILLING RIGS
(1)
June
2019
(1)  Include
1 Spudder
Rig
ADLA
CA
SDH
CLMi
BDT
EOR
LACh
RDM
LTa
Cha
LC
LRi
II
LLL Sur
AND
CBN
FMo
PBN
LaMa
San
Roque
LCa
BAñ
PY I
APE
APO
AdC
LdM
Lindero
Atravesado
LRi
I
N
ChS
Este
PH
LLL-SB
BS
AVi
MBE
PY
II
LLL O
Exploration
Operated
Pilots
Development
REFERENCES
Exploration
& Pilots
Non Op.
Embalse
Embalse

SHALE OIL AS OUR MAIN GROWTH DRIVER
0
100
150
200
250
300
350
2019
2020
2021
2022
2023
0
500
1000
1500
2000
2500
3000
3500
2019
2020
2021
2022
2023
50
Operated
Non-operated
SHALE OIL PRODUCTION
(Kbbl/d)*
SHALE OIL INVESTMENT
(MUSD)*
Net
YPF
Net
YPF
* Strategic
Plan 2018

AGENDA INTRODUCTION YPF SHALE ACTIVITY SHALE OIL PROJECTS 01 02 03 INFRASTRUCTURE MILESTONES & FUTURE CHALLENGES 04 05 8

VACA MUERTA VS. OTHER UNCONVENTIONAL RESOURCE PLAYS

Vaca
Muerta
Barnett
Haynesville
Marcellus
Eagle Ford
Wolfcamp
Desired
4 -
5
60 -
90
0.5 -
4
60 -
90
2 -
12
10 -
60
3 -
5
30 -
100
3
200 -
300
TOC (%)
Thickness (m)
> 2
> 30
3,000 –
4,000
7,000 –
12,000
2,000 –
5,500
4,500 –
8,500
4,600
Reservoir Pressure (psi)
High
3-10
30-450
4,500 -
9,500

EXPLORATION ACTIVITY IN VACA MUERTA
Expansion
of
Vaca Muerta
boundaries
Pilots: LAC, BS, Lri, BdA, PdY
Initial
development
phase
of
LC and EOr
Start of shale gas exploration
Delineation of Loma Campana
Expansion of shale oil window
Exploration drills the 1º hz
well (500 m)
2007 –
2010
Geological studies
Discovery of shale gas and shale oil
2 WELLS
2010
14 WELLS
2011
61 WELLS
2012-17
7 WELLS
2018-19
Vertical exploration
well
Horizontal exploration
well
REFERENCIA
VM exploration
block
Exploitation
NOC: Pilots
Shale
Oil
Window
Wet
Gas Window
Dry
Gas Window
Exploitation
NOC: Development

YPF LEADING THE DEVELOPMENT IN VACA MUERTA
11
YPF AS OPERATOR
(1)
YPF AS SHALE
PRODUCER IN
ARGENTINA
(2)
75%
OIL
(1) Source:
"Activity
at
Vaca
Muerta
Play"
-
February
2019
-
G&G
Energy
Consultants
-
Daniel
G.
Gerold
/
(2)
G&G
Energy
Consultants
26%
GAS
# Well
operated
by
YPF
# Wells
operated
by
others
% Wells
YPF
11
YPF AS SHALE
PRODUCER IN
ARGENTINA
(2)
75%
OIL
26%
GAS
20
25
104
160
178
103
64
80
7
2
22
29
23
22
17
45
114
91%
53%
78%
87%
89%
86%
59%
41%
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
0
50
100
150
200
250
2011
2012
2013
2014
2015
2016
2017
2018
2019

39%

INVESTMENTS IN VACA MUERTA TOTALED ~9BUSD IN THE LAST 6 YEARS
GROSS OPERATED INVESTMENT VACA MUERTA
(IN MILLIONS OF USD)
12
1,055
1,662
1,727
1,068
930
964
~1,500
120
320
382
330
169
119
~500
1,175
1,981
2,109
1,398
1,099
1,083
~2,000
2013
2014
2015
2016
2017
2018
2019
DRILLING
FACILITIES
E

AGENDA INTRODUCTION YPF SHALE ACTIVITY SHALE OIL PROJECTS 01 02 03 INFRASTRUCTURE MILESTONES & FUTURE CHALLENGES 04 05 13

EXPANDING SHALE OIL BOUNDARIES
CLUSTER
OIL N°
1
DEVELOPMENT
Loma Campana –
Bandurria
Sur –
La Amarga Chica
CLUSTER
OIL N°
3
EXPLORATION
Sierra Barrosa
Al Norte de la Dorsal
Cerro Bandera
CLUSTER
OIL N°
2
DELINEATION
Bajo del Toro –
Narambuena
–
ChSN
Future expansion
to
LLL Sur
Future expansion
to
Las Manadas and
Puesto Hernandez

LOMA
CAMPANA
2019
GROSS CAPEX 2019
~670 MUSD
RIGS Dic-19: 4
Full Field Development
Plateau
(10 years) 100 kbbl/d
WELLS 1,488
GROSS CAPEX +15 BUSD
LA AMARGA
CHICA
2019
GROSS CAPEX 2019
~560 MUSD
RIGS Dic-19: 4
Full Field Development
Plateau
(12 years) 65 kbbl/d
WELLS 734
GROSS CAPEX +7.5 BUSD
BANDURRIA
SUR
2019
GROSS CAPEX 2019
~290 MUSD
RIGS Dic-19: 3
Full Field Development
Plateau
(10 years) 58 kbbl/d
WELLS 578
GROSS CAPEX +6.7 BUSD
GROSS PRODUCTION
(KBBL/D)
GROSS PRODUCTION
(KBBL/D)
GROSS PRODUCTION
(KBBL/D)
ACCELERATING OUR SHALE OIL DEVELOPMENTS

PRODUCTIVITY IMPROVEMENT TIMELINE
LOMA CAMPANA
(KBbl)
LA AMARGA CHICA
(KBbl)
BANDURRIA SUR –
SE ZONE
(KBbl)
EUR 800 kboe
2018 campaign
EUR 980 kboe
2018 campaign
EUR 905 kboe
2018 campaign
0
75
150
225
300
375
0
6
12
18
24
30
36
Months
Avg. Campaign 2016
Avg. Campaign 2017
Avg. Campaign 2018
37
wells
30
wells
56
wells
0
75
150
225
300
375
0
6
12
18
24
30
36
Months
Avg. Campaign 2016
Avg. Campaign 2017
Avg. Campaign 2018
11
wells
9
wells
66
wells
0
75
150
225
300
375
0
6
12
18
24
30
36
Months
Avg. Campaign 2017
Avg. Campaign 2018
2
wells
2
wells

COST IMPROVEMENT TIMELINE
DEVELOPMENT COST –
HORIZONTAL WELL
(USD/BOE)
(1) Loma
Campana
development
costs
have
been
recalculated
based
on
new
information
(1)
17
34
18
15
11
9
20
19
15
12
0
5
10
15
20
25
30
35
40
2015
2016
2017
2018
Q1 2019
Loma Campana
La Amarga Chica

YPF SHALE ACTIVITY SHALE OIL PROJECTS 01 02 03 INFRASTRUCTURE MILESTONES & FUTURE CHALLENGES 04 05 18 AGENDA INTRODUCTION

2014
BATTERIES
PSU-GAS PIPELINE RDM LLL
2015
2016
WATER NETWORK
LOGISTIC CENTER
PROPPANT PLANT
NOC OFFICE
CONTROL ROOM DRILLING-GEOST.
CONTROL ROOM PRODUCTION
BUILDING AN EFFICIENT PLATFORM TO FACILITATE OUR PRODUCTION GROWTH

2017
2018
2019
2020
LOMA CAMPANA OIL
TREATMENT FACILITY
LC-PELLEGRINI OIL PIPELINE
BATTERIES
LA AMARGA CHICA OIL
TREATMENT FACILITY
BANDURRIA SUR OIL
TREATMENT FACILITY
BUILDING AN EFFICIENT PLATFORM TO FACILITATE OUR PRODUCTION GROWTH

OIL TREATMENT FACILITIES
Construction:
2014-2016
Capex:
MMUSD 200
Main
contractor:
AESA
LOMA CAMPANA
•
Blocks using the plant: Loma Campana,
La Amarga
Chica, Bandurria Sur and
Bajada de Añelo
(operated by Shell)
•
Dedicated control systems for process safety
•
Control room
•
Possibility to operate remotely
Start-up:
Dec-2016
Current
capacity:
62.9 kboe/d
Loma Campana
Expand current capacity
to 113.2 kboe/d
Start-up: 4Q-2019
2019 -
2020
La Amarga Chica
Construction: 2019
Investment: MUSD 75
Start-up: 2Q-2020
Capacity: 50.2 kboe/d
Bandurria Sur
Construction: 2020
Investment: MUSD 75
Start-up: 2Q-2021
Capacity: 50.2 kboe/d

LC –
LP PIPELINE
From:
Loma Campana crude treatment plant
To:
Pellegrini Lake refueling station
(Medanito-Allen Oldelval
pipeline)
Length:
88 Km
Transportation capacity:
25,000 m /d (157 Kbbl/d)
New pump station in Loma Campana
Simultaneous operation
to the current system
MAIN CHARACTERISTICS
Total: ~ 65
MUSD
(1)
CAPEX
Construction:
February 2018
Start-up:
April 2019
SCHEDULE
(1) Includes
taxes
and others
Diameter:
18”

3

PROPPANT PLANT: CURRENT INFRASTRUCTURE & PLANNED EXPANSION
Initial investment:
150 MUSD
Current capacity:
360,000 tn/year
Expansion estimated for 2019
New capacity:
1,000,000 tn/year
Required investment
for expansion:
46 MUSD

AGENDA INTRODUCTION YPF SHALE ACTIVITY SHALE OIL PROJECTS 01 02 03 INFRASTRUCTURE MILESTONES & FUTURE CHALLENGES 04 05 24

FACTORY
MODEL
Seeks to industrialize
the production of
unconventional wells
The goal is reducing well
construction costs and
improving
productivity in a consistent manner
•
Standardized
designs and practices
•
Repetitive execution of activities
•
Learning curve acceleration
INDUSTRIALIZATION + WORKING IN HUBS = EFFICIENCY, SINERGIES AND COST REDUCTIONS

LOMA CAMPANA EVOLUTION: KEY MILESTONES
EXPLORATION
PILOT + GROWTH
INFRASTRUCTURE
DEVELOPMENT
FACTORY MODE
DEV. COST
FACTORY MODEL
2010-2011
2012-2014
2015
2016
2017
2018
2019
& Onwards
RIGS: 01
RIGS: 05
RIGS: 05
#
DRILLING
RIGS
PLUG & PERF
FRAC BUNDLE CONTRACT
FACTORY MODE STRUCTURE
NEW GEN
DRLG. RIGS
(WALK –
SKID)
BATCH
DRILLING
FRAC: RIG LOCK /
HOT REFUELING
DISSOLVABLE PLUGS
SNUBBING
UNIT
NEW TECH
RSS
SPUDDER
RIGS
7500 PSI
RIGS
HIGH
PERFORMACE
MOTORS
RSS
FIRST
HORIZONTAL
SOIL-2H
IDENTIFICATION
OF PAY ZONES
WITHIN VM
UBD + CWD
MUD MOTORS
CALIPER, PRESSURE
TEST AND ADMISION
TEST (CPA SYSTEM)
GEONAVEGATION

FLEXIPIPES LAST MILE SAND BOX OPTIMIZING SAND AND WATER SUPPLY 27

•
6 ¾” architecture
•
BHA design and new technologies
•
Optimization support room
•
Performance based contract incentives
•
Flexible geo-navegation
window
RATE OF PENETRATION (ROP)
•
6 ¾” architecture & casing run times
•
BHA design and set-up times
•
Backreaming
•
Performance based contract incentives
FLAT TIMES
•
BHA design and new technologies
•
Diversify BHA providers
•
Performance based contract incentives
•
LEAN execution
NON-PRODUCTIVE TIME (NPT)
YTD Performance: 30 days
Last Pad: 27.5 days (LLL1564)
Record: 26.1 days (SOil391)
DRILLING TIME (DAY/ WELL)
2018
AVERAGE
2020 E
NPT
Flat
times
ROP
31
~23
SETTING THE BAR HIGHER

Increase activity while maintaining a safety track record
Confirm the productivity of new hubs
Plan
for
new
developments
in
those
new
hubs
Keep the portfolio with optionality
Replicate the success of Loma Campana in new developments
Evaluate alternatives to unlock shale potential
Ensure evacuation of future production
FUTURE CHALLENGES

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: June 25, 2019	By:	/s/ Ignacio Rostagno
	Name:	Ignacio Rostagno
	Title:	Market Relations Officer